SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 25 2007, of Scottish Power Announces Intent to Delist and Deregister Debt Securities

Scottish Power Announces Intent to Delist and Deregister Debt Securities

ScottishPower  announced  today that it has notified the New York Stock Exchange
(the "NYSE") of its intention to voluntarily  delist the following series of its guaranteed debt  securities,  which are currently listed on the NYSE: (i) 4.910%
notes due 2010 in the aggregate  principal  amount of $550 million;  (ii) 5.375%
notes due 2015 in the  aggregate  principal  amount of $600  million;  and (iii)
5.810%  notes  due  2025 in the  aggregate  principal  amount  of  $350  million
(collectively,  the "Notes"),  as well as to terminate the  registration  of the
Notes and the reporting  obligations of ScottishPower  under the U.S. Securities
Exchange Act of 1934, as amended (the "Exchange Act").

ScottishPower  expects  to file Form 25 with the U.S.  Securities  and  Exchange
Commission  (the  "SEC") on or about July 5, 2007.  ScottishPower  reserves  the right to delay the  filing of the Form 25 or to  withdraw  such  filing  for any reason prior to its effectiveness. ScottishPower expects that the delisting will become effective 10 days after the filing of Form 25 and the deregistration will become  effective  90 days  after the  filing of a Form 15F with  respect to the
Notes.

ScottishPower  intends to list the Notes on a recognised  stock  exchange in the
European  Union prior to the next  interest  payment date on September 15, 2007.
ScottishPower  has not  arranged  for the  listing of the Notes on another  U.S.
securities  exchange or for the quotation of the Notes in a quotation  medium in the United States.

ScottishPower's  decision to withdraw  the Notes from listing on the NYSE and to terminate  registration  of the Notes  under the  Exchange  Act was based on its
determination  that  the  administrative   costs  and  burdens  associated  with
maintaining  the  listing of the Notes on the NYSE and the  registration  of the
Notes with the SEC exceed the benefits given the small number of U.S. holders of each series of Notes.

Enquiries:-

Adrian Coats
Group Treasurer
+44 1698 396398

Peter Durman
Investor Relations
+44 141 636 4527

25 June 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 25, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary